Exhibit 99.1

KANZHUN LIMITED Announces Fourth Quarter and Full Year 2025 Financial Results

BEIJING, March 18, 2026 – KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced its unaudited financial results for the quarter and full year ended December 31, 2025.

Fourth Quarter and Full Year 2025 Highlights

•	Total paid enterprise customers[1] in the twelve months ended December 31, 2025 were 6.8 million, an increase of 11.5% from 6.1 million in the twelve months ended December 31, 2024.

•	Average monthly active users (MAU)[2] for the fourth quarter of 2025 were 58.0 million, an increase of 10.1% from 52.7 million for the same quarter of 2024.

Average MAU for the full year of 2025 were 60.7 million, an increase of 14.5% from 53.0 million for the full year of 2024.

•	Revenues for the fourth quarter of 2025 were RMB2,078.5 million (US$297.2 million), an increase of 14.0% from RMB1,823.6 million for the same quarter of 2024.

Revenues for the full year of 2025 were RMB8,267.5 million (US$1,182.2 million), an increase of 12.4% from RMB7,355.7 million for the full year of 2024.

•	Income from operations for the fourth quarter of 2025 was RMB686.0 million (US$98.1 million), an increase of 80.2% from RMB380.6 million for the same quarter of 2024. Adjusted[3] income from operations for the fourth quarter of 2025 was RMB900.1 million (US$128.7 million), an increase of 36.6% from RMB658.8 million for the same quarter of 2024.

Income from operations for the full year of 2025 was RMB2,464.1 million (US$352.4 million), an increase of 110.1% from RMB1,172.9 million for the full year of 2024. Adjusted income from operations for the full year of 2025 was RMB3,376.1 million (US$482.8 million), an increase of 45.7% from RMB2,316.6 million for the full year of 2024.

•	Net income for the fourth quarter of 2025 was RMB691.8 million (US$98.9 million), an increase of 55.7% from RMB444.2 million for the same quarter of 2024. Adjusted net income for the fourth quarter of 2025 was RMB905.9 million (US$129.5 million), an increase of 25.4% from RMB722.4 million for the same quarter of 2024.

Net income for the full year of 2025 was RMB2,690.5 million (US$384.7 million), an increase of 71.7% from RMB1,567.0 million for the full year of 2024. Adjusted net income for the full year of 2025 was RMB3,602.5 million (US$515.1 million), an increase of 32.9% from RMB2,710.7 million for the full year of 2024.

1	Paid enterprise customers are defined as enterprise users and company accounts from which the Company recognizes revenues for online recruitment services.
2	Monthly active users refer to the number of verified user accounts, including both job seekers and enterprise users, that logged on to the Company’s mobile application in a given month at least once.
3	It is a non-GAAP financial measure, excluding the impact of share-based compensation expenses. For more information about the non-GAAP financial measures, please see the section of “Non-GAAP Financial Measures.”

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, remarked, “Throughout 2025, the Company achieved a steady and high-quality growth. The recruitment market showed signs of a structural recovery over the year; while further penetrating the blue-collar sector, the development of emerging technologies such as AI drove growth and recovery in recruitment demand within white-collar technical industries. The Company achieved positive results in both exploring cutting-edge AI technologies and deploying AI products. Its self-developed large language model Nanbeige ranked first among HuggingFace’s trending text models. On the product front, the Company leveraged AI capabilities to enhance recommendation accuracy and user experience while accelerating the commercialization of AI products.

The Company continues to increase shareholder returns, planning to allocate no less than 50% of the previous year’s adjusted net income annually to share buybacks and dividends over the next three years starting from 2026, while raising the buyback limit to US$400 million. This reflects the Company’s confidence in long-term growth and its commitment to sharing the benefits of its development with shareholders.”

Ms. Wenbei Wang, Deputy Chief Financial Officer of the Company, elaborated, “In the fourth quarter and full year of 2025, we delivered strong sets of financials, with quality growth for both top-line and profitability. Driven by continued user penetration and enhanced monetization capabilities through service innovation, the Company’s annual revenue grew by 12.4% year over year, further solidifying our industry-leading position as China’s largest online recruitment platform. The full-year profit margin reached record high and increased significantly year over year, demonstrating the strong operating leverage and superior cost control capabilities driven by our robust double-sided network effects.”

Fourth Quarter 2025 Financial Results

Revenues

Revenues were RMB2,078.5 million (US$297.2 million) for the fourth quarter of 2025, representing an increase of 14.0% from RMB1,823.6 million for the same quarter of 2024.

•	Revenues from online recruitment services to enterprise customers were RMB2,066.9 million (US$295.6 million) for the fourth quarter of 2025, representing an increase of 14.6% from RMB1,804.1 million for the same quarter of 2024. This increase was mainly driven by the paid enterprise customer growth.

•	Revenues from other services, primarily comprising paid value-added services offered to job seekers, were RMB11.6 million (US$1.7 million) for the fourth quarter of 2025, decreasing from RMB19.5 million for the same quarter of 2024. The decrease was mainly driven by the optimization of certain value-added features. The Company simplified these offerings to enhance the value proposition for job seekers, prioritizing platform engagement and long-term ecosystem growth.

Operating cost and expenses

Total operating cost and expenses were RMB1,359.7 million (US$194.4 million) for the fourth quarter of 2025, representing a decrease of 6.6% from RMB1,456.3 million for the same quarter of 2024. Total share-based compensation expenses were RMB214.1 million (US$30.6 million) for the fourth quarter of 2025, representing a decrease of 23.0% from RMB278.2 million for the same quarter of 2024.

•	Cost of revenues was RMB309.1 million (US$44.2 million) for the fourth quarter of 2025, representing a decrease of 1.5% from RMB313.7 million for the same quarter of 2024, primarily due to a decrease in employee-related expenses, partially offset by an increase in payment processing cost.

•	Sales and marketing expenses were RMB388.6 million (US$55.6 million) for the fourth quarter of 2025, representing a decrease of 8.8% from RMB426.3 million for the same quarter of 2024, primarily due to a decrease in employee-related expenses, partially offset by an increase in advertising and marketing expenses.

•	Research and development expenses were RMB406.0 million (US$58.1 million) for the fourth quarter of 2025, representing a decrease of 7.8% from RMB440.4 million for the same quarter of 2024, primarily due to a decrease in employee-related expenses, partially offset by an increase in server depreciation expenses.

•	General and administrative expenses were RMB256.1 million (US$36.6 million) for the fourth quarter of 2025, representing a decrease of 7.1% from RMB275.8 million for the same quarter of 2024, primarily due to a decrease in employee-related expenses.

Income from operations and adjusted income from operations

Income from operations was RMB686.0 million (US$98.1 million) for the fourth quarter of 2025, representing an increase of 80.2% from RMB380.6 million for the same quarter of 2024.

Adjusted income from operations was RMB900.1 million (US$128.7 million) for the fourth quarter of 2025, representing an increase of 36.6% from RMB658.8 million for the same quarter of 2024.

Income tax expenses

Income tax expenses were RMB164.5 million (US$23.5 million) for the fourth quarter of 2025, representing an increase of 81.4% from RMB90.7 million for the same quarter of 2024, primarily due to the growth in income before income tax expenses as well as the provision of a top-up tax of RMB37.6 million under the Pillar Two rules.

Net income and adjusted net income

Net income was RMB691.8 million (US$98.9 million) for the fourth quarter of 2025, representing an increase of 55.7% from RMB444.2 million for the same quarter of 2024.

Adjusted net income was RMB905.9 million (US$129.5 million) for the fourth quarter of 2025, representing an increase of 25.4% from RMB722.4 million for the same quarter of 2024.

Net income per American depositary share (“ADS”) and adjusted net income per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders for the fourth quarter of 2025 were RMB1.49 (US$0.21) and RMB1.45 (US$0.21), respectively, compared to basic and diluted net income per ADS of RMB1.03 and RMB1.00 for the same quarter of 2024.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders for the fourth quarter of 2025 were RMB1.96 (US$0.28) and RMB1.90 (US$0.27), respectively, compared to adjusted basic and diluted net income per ADS of RMB1.67 and RMB1.62 for the same quarter of 2024.

Net cash provided by operating activities

Net cash provided by operating activities was RMB1,323.6 million (US$189.3 million) for the fourth quarter of 2025, representing an increase of 38.4% from RMB956.1 million for the same quarter of 2024.

Cash position

Balance of cash and cash equivalents, short-term time deposits and short-term investments was RMB19,945.3 million (US$2,852.1 million) as of December 31, 2025.

Full Year 2025 Financial Results

Revenues

Revenues were RMB8,267.5 million (US$1,182.2 million) for the full year of 2025, representing an increase of 12.4% from RMB7,355.7 million for the full year of 2024.

•	Revenues from online recruitment services to enterprise customers were RMB8,192.7 million (US$1,171.5 million) for the full year of 2025, representing an increase of 12.7% from RMB7,270.0 million for the full year of 2024. This increase was mainly driven by the paid enterprise customer growth.

•	Revenues from other services, primarily comprising paid value-added services offered to job seekers, were RMB74.8 million (US$10.7 million) for the full year of 2025, decreasing from RMB85.7 million for the full year of 2024. The decrease was mainly driven by the optimization of certain value-added features. The Company simplified these offerings to enhance the value proposition for job seekers, prioritizing platform engagement and long-term ecosystem growth.

Operating cost and expenses

Total operating cost and expenses were RMB5,781.4 million (US$826.7 million) for the full year of 2025, representing a decrease of 7.1% from RMB6,222.5 million for the full year of 2024. Total share-based compensation expenses were RMB912.0 million (US$130.4 million) for the full year of 2025, representing a decrease of 20.3% from RMB1,143.7 million for the full year of 2024.

•	Cost of revenues was RMB1,235.2 million (US$176.6 million) for the full year of 2025, remaining relatively stable compared with RMB1,239.7 million for the full year of 2024. The decreases in employee-related expenses and rental expenses were largely offset by the increase in payment processing cost.

•	Sales and marketing expenses were RMB1,693.2 million (US$242.1 million) for the full year of 2025, representing a decrease of 18.3% from RMB2,073.1 million for the full year of 2024, primarily due to decreases in advertising and marketing expenses, employee-related expenses and rental expenses.

•	Research and development expenses were RMB1,653.6 million (US$236.5 million) for the full year of 2025, representing a decrease of 8.9% from RMB1,815.8 million for the full year of 2024, primarily due to a decrease in employee-related expenses.

•	General and administrative expenses were RMB1,199.4 million (US$171.5 million) for the full year of 2025, representing an increase of 9.6% from RMB1,093.9 million for the full year of 2024, primarily due to an impairment of intangible assets.

Income from operations and adjusted income from operations

Income from operations was RMB2,464.1 million (US$352.4 million) for the full year of 2025, representing an increase of 110.1% from RMB1,172.9 million for the full year of 2024.

Adjusted income from operations was RMB3,376.1 million (US$482.8 million) for the full year of 2025, representing an increase of 45.7% from RMB2,316.6 million for the full year of 2024.

Income tax expenses

Income tax expenses were RMB509.7 million (US$72.9 million) for the full year of 2025, representing an increase of 91.9% from RMB265.6 million for the full year of 2024, primarily due to the growth in income before income tax expenses as well as the provision of a top-up tax of RMB37.6 million under the Pillar Two rules and withholding tax of RMB14.7 million.

Net income and adjusted net income

Net income was RMB2,690.5 million (US$384.7 million) for the full year of 2025, representing an increase of 71.7% from RMB1,567.0 million for the full year of 2024.

Adjusted net income was RMB3,602.5 million (US$515.1 million) for the full year of 2025, representing an increase of 32.9% from RMB2,710.7 million for the full year of 2024.

Net income per ADS and adjusted net income per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders for the full year of 2025 were RMB6.07 (US$0.87) and RMB5.90 (US$0.84), respectively, compared to basic and diluted net income per ADS of RMB3.59 and RMB3.49 for the full year of 2024.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders for the full year of 2025 were RMB8.10 (US$1.16) and RMB7.87 (US$1.13), respectively, compared to adjusted basic and diluted net income per ADS of RMB6.19 and RMB6.00 for the full year of 2024.

Net cash provided by operating activities

Net cash provided by operating activities was RMB4,552.4 million (US$651.0 million) for the full year of 2025, representing an increase of 28.5% from RMB3,542.5 million for the full year of 2024.

Annual Dividend Policy and Share Repurchase Program

The board of directors (the “Board”) of the Company has approved an annual dividend policy (the “Dividend Policy”), pursuant to which the Board intends to declare and distribute a dividend each year in accordance with the memorandum and articles of association of the Company and applicable laws and regulations. Under the Dividend Policy, the determination to make dividend distributions and the amount of such distributions in any particular annual period will be made at the discretion of the Board upon review of the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Under the Dividend Policy, and subject to the Board’s final determination and the prevailing market conditions, the Company currently expects that for each of the next three years starting from 2026, to allocate no less than 50% of the Company’s adjusted net income (a non-GAAP financial measure) of the preceding fiscal year for distribution of dividend and share repurchases.

The Board may adjust its share repurchase and dividend plan at its discretion based on financial performance, capital requirements, market conditions and other relevant factors, and will provide timely update to shareholders of the Company as and when appropriate in accordance with applicable laws and regulations.

On March 18, 2026, the Board approved amendments to the existing share repurchase program, increasing the total authorization under the program to repurchase up to US$400 million of the Company’s shares (including ADSs) over the extended term of the program through August 28, 2027, in a sign of confidence about the Company’s continued growth in the future.

Outlook

For the first quarter of 2026, the Company currently expects its total revenues to be between RMB2.05 billion and RMB2.085 billion, representing a year-on-year increase of 6.6% to 8.4%. This forecast reflects the Company’s current views on the market and operational conditions in China, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call Information

The Company will host a conference call at 8:00 AM U.S. Eastern Time on Wednesday, March 18, 2026 (8:00 PM Beijing Time on Wednesday, March 18, 2026) to discuss the financial results.

Participants are required to pre-register for the conference call at:

https://register-conf.media-server.com/register/BI4c5b047965fc423ea1aa4f7ec2d0e319

Upon registration, participants will receive an email containing participant dial-in numbers and a unique personal PIN. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhipin.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the exchange rate of RMB6.9931 to US$1.00 on December 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted income from operations, adjusted net income, adjusted net income attributable to ordinary shareholders, adjusted basic and diluted net income per ordinary share attributable to ordinary shareholders and adjusted basic and diluted net income per ADS attributable to ordinary shareholders as supplemental measures to review and assess operating performance. The Company defines these non-GAAP financial measures by excluding the impact of share-based compensation expenses, which are non-cash expenses, from the related GAAP financial measures. The Company believes that these non-GAAP financial measures help identify underlying trends in the business and facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP information used by other companies. The non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for most directly comparable GAAP financial measures. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures has been provided in the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the outlook and quotations from management in this press release contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS

Email: kanzhun@tpg-ir.com

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except share and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	1,804,114	2,066,890	295,561	7,270,026	8,192,714	1,171,543
Others	19,492	11,637	1,664	85,651	74,804	10,697
Total revenues	1,823,606	2,078,527	297,225	7,355,677	8,267,518	1,182,240
Operating cost and expenses
Cost of revenues(1)	(313,715)	(309,097)	(44,200)	(1,239,712)	(1,235,153)	(176,625)
Sales and marketing expenses(1)	(426,345)	(388,585)	(55,567)	(2,073,052)	(1,693,245)	(242,131)
Research and development expenses(1)	(440,360)	(405,968)	(58,053)	(1,815,809)	(1,653,601)	(236,462)
General and administrative expenses(1)	(275,835)	(256,054)	(36,615)	(1,093,949)	(1,199,367)	(171,507)
Total operating cost and expenses	(1,456,255)	(1,359,704)	(194,435)	(6,222,522)	(5,781,366)	(826,725)
Other operating income/(expenses), net	13,210	(32,831)	(4,695)	39,791	(22,051)	(3,153)
Income from operations	380,561	685,992	98,095	1,172,946	2,464,101	352,362
Interest and investment income, net	156,464	171,546	24,531	625,282	705,963	100,951
Foreign exchange (loss)/gain	(132)	7,302	1,044	(68)	11,161	1,596
Other (expenses)/income, net	(1,925)	(8,592)	(1,229)	34,500	18,987	2,715
Income before income tax expenses	534,968	856,248	122,441	1,832,660	3,200,212	457,624
Income tax expenses	(90,743)	(164,469)	(23,519)	(265,634)	(509,745)	(72,893)
Net income	444,225	691,779	98,922	1,567,026	2,690,467	384,731
Net loss attributable to non-controlling interests	5,383	2,396	343	17,638	44,873	6,417
Net income attributable to ordinary shareholders of KANZHUN LIMITED	449,608	694,175	99,265	1,584,664	2,735,340	391,148
Weighted average number of ordinary shares used in computing net income per share
— Basic	874,099,493	928,924,405	928,924,405	881,882,225	901,033,318	901,033,318
— Diluted	898,715,743	956,104,965	956,104,965	909,228,757	926,992,531	926,992,531
Net income per ordinary share attributable to ordinary shareholders
— Basic	0.51	0.75	0.11	1.80	3.04	0.43
— Diluted	0.50	0.73	0.10	1.74	2.95	0.42
Net income per ADS(2) attributable to ordinary shareholders
— Basic	1.03	1.49	0.21	3.59	6.07	0.87
— Diluted	1.00	1.45	0.21	3.49	5.90	0.84

(1) Include share-based compensation expenses as follows:

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	10,080	2,803	401	43,332	22,550	3,225
Sales and marketing expenses	71,209	57,013	8,153	280,668	239,800	34,291
Research and development expenses	106,079	74,235	10,615	421,411	317,653	45,424
General and administrative expenses	90,830	80,051	11,447	398,274	331,984	47,473
Total	278,198	214,102	30,616	1,143,685	911,987	130,413

(2) Each ADS represents two Class A ordinary shares.

KANZHUN LIMITED

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,553,090	4,104,917	586,995
Short-term time deposits	5,488,631	6,390,158	913,780
Short-term investments	6,639,389	9,450,244	1,351,367
Accounts and notes receivable, net	40,713	33,137	4,739
Inventories	3,042	2,395	342
Amounts due from related parties	7,258	9,241	1,321
Prepayments and other current assets	368,260	365,205	52,224
Total current assets	15,100,383	20,355,297	2,910,768
Non-current assets
Long-term time deposits	-	782,460	111,890
Long-term investments	1,914,530	1,898,178	271,436
Property, equipment and software, net	1,733,786	1,245,022	178,036
Right-of-use assets, net	302,856	161,452	23,087
Intangible assets, net	252,589	100,909	14,430
Goodwill	6,528	6,528	934
Deferred tax assets	-	18,168	2,598
Total non-current assets	4,210,289	4,212,717	602,411
Total assets	19,310,672	24,568,014	3,513,179
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	110,668	119,966	17,155
Deferred revenue	3,084,839	3,235,959	462,736
Other payables and accrued liabilities	815,767	921,319	131,747
Operating lease liabilities, current	180,782	94,016	13,444
Total current liabilities	4,192,056	4,371,260	625,082
Non-current liabilities
Operating lease liabilities, non-current	121,345	64,027	9,156
Deferred tax liabilities	34,451	51,689	7,391
Total non-current liabilities	155,796	115,716	16,547
Total liabilities	4,347,852	4,486,976	641,629
Total shareholders’ equity	14,962,820	20,081,038	2,871,550
Total liabilities and shareholders’ equity	19,310,672	24,568,014	3,513,179

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	956,108	1,323,571	189,268	3,542,495	4,552,371	650,980
Net cash used in investing activities	(723,128)	(1,437,929)	(205,621)	(2,016,899)	(4,608,212)	(658,966)
Net cash (used in)/provided by financing activities	(520,351)	(456,492)	(65,278)	(1,460,539)	1,654,508	236,592
Effect of exchange rate changes on cash and cash equivalents	24,303	(22,318)	(3,191)	15,074	(46,840)	(6,698)
Net (decrease)/increase in cash and cash equivalents	(263,068)	(593,168)	(84,822)	80,131	1,551,827	221,908
Cash and cash equivalents at beginning of the period	2,816,158	4,698,085	671,817	2,472,959	2,553,090	365,087
Cash and cash equivalents at end of the period	2,553,090	4,104,917	586,995	2,553,090	4,104,917	586,995

KANZHUN LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	380,561	685,992	98,095	1,172,946	2,464,101	352,362
Add: Share-based compensation expenses	278,198	214,102	30,616	1,143,685	911,987	130,413
Adjusted income from operations	658,759	900,094	128,711	2,316,631	3,376,088	482,775

Net income	444,225	691,779	98,922	1,567,026	2,690,467	384,731
Add: Share-based compensation expenses	278,198	214,102	30,616	1,143,685	911,987	130,413
Adjusted net income	722,423	905,881	129,538	2,710,711	3,602,454	515,144

Net income attributable to ordinary shareholders of KANZHUN LIMITED	449,608	694,175	99,265	1,584,664	2,735,340	391,148
Add: Share-based compensation expenses	278,198	214,102	30,616	1,143,685	911,987	130,413
Adjusted net income attributable to ordinary shareholders of KANZHUN LIMITED	727,806	908,277	129,881	2,728,349	3,647,327	521,561
Weighted average number of ordinary shares used in computing adjusted net income per share (Non-GAAP)
— Basic	874,099,493	928,924,405	928,924,405	881,882,225	901,033,318	901,033,318
— Diluted	898,715,743	956,104,965	956,104,965	909,228,757	926,992,531	926,992,531
Adjusted net income per ordinary share attributable to ordinary shareholders
— Basic	0.83	0.98	0.14	3.09	4.05	0.58
— Diluted	0.81	0.95	0.14	3.00	3.93	0.56
Adjusted net income per ADS attributable to ordinary shareholders
— Basic	1.67	1.96	0.28	6.19	8.10	1.16
— Diluted	1.62	1.90	0.27	6.00	7.87	1.13